UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10 SB

General Form For Registration of Securities
of Small Business Issuers Under Section 12(b)
or 12(g) of The Securities Exchange Act of 1934

HURON VENTURES, INC.

(Name of Small Business Issuer in Its Charter)

DELAWARE (State of Incorporation or Organization)	98 0401645 (I.R.S. Employer Identification No.)
Suite 2000 1066 West Hastings Street Vancouver, British Columbia V6E 3X2 (Address of Principal Executive Offices)
(604) 601 8206 (Issuers Telephone Number)

Securities to be registered under Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Securities to be registered under Section 12(g) of the Act:

Common Stock .0001 Par Value
(Title of Class)

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TABLE OF CONTENTS

Part I
Item 1. Description of Business
Item 2. Plan of Operation
Item 3. Description of Property
Item 4. Security Ownership of Certain Beneficial Owners and Management
Item 5. Directors, Executive Officers, Promoters, and Control Persons
Item 6. Executive Compensation
Item 7. Certain Relationships and Related Transactions
Item 8. Description of Securities

Part II
Item 1. Market for Common Equity and Related Stockholder Matters
Item 2. Legal Proceedings
Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 4. Recent Sales of Unregistered Securities
Item 5. Indemnification of Directors and Officers

Part F/S
Financial Statements

Part III
Item 1. Index to Exhibits

Signatures

Certificates

Page 1 8 14 14 15 16 16 17 18 20 20 20 21 23 24 25 26

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PART 1

ITEM 1. DESCRIPTION OF THE BUSINESS

Huron Ventures, Inc. (the "Company", "we" or "us") is a development stage company whose principal business purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to us by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As at the date hereof, we have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition, and our management has not engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between ourselves and such other companies.

Background

We were incorporated May 29, 2003 as a wholly owned subsidiary of Calypso Enterprises, Inc., a Delaware corporation ("CEI"). On June 3, 2003 we were re organized pursuant to s.251(g) of the Delaware General Corporations Act as the parent holding company of Calypso Merger, Inc. ("CMI") the surviving company of a merger between CEI and CMI (the "Merger"). Prior to the Merger CMI was a wholly owned subsidiary of ours. See "Formation of Holding Company" below. CEI was incorporated in 1997 and its predecessors operations date back to 1941. Until 2000 CEI, through its wholly owned subsidiary Boggs & Company, Inc., operated a dry cleaning and commercial laundry supply business.

Calypso Enterprises, Inc.

CEI was incorporated in March of 1997 as Americlean, Inc. During the period from incorporation to March, 1999 its management was engaged in developing a business model for the dry cleaning and commercial laundry supply industry and negotiating to acquire companies in the dry cleaning industry.

On March 3, 1999 CEI acquired substantially all of the assets of Boggs & Company, Inc. and JKG Group, Inc. (collectively, "Boggs & Company") a dry cleaning supply distribution business with approximately 40 employees located in Charlotte, North Carolina with offices in Jacksonville, Florida. As consideration for the acquisition, CEI paid to Boggs & Companys stockholders a total of $100,000 in cash and 161,446 shares of CEIs common stock.

As part of this acquisition CEI assumed approximately $725,000 in liabilities in excess of assets purchased. In addition, CEI agreed to guarantee a credit facility provided by The CIT Group ("CIT") to Boggs & Company in the amount of up to $3,000,000.

During the period from March, 1999 through November, 1999 the business of Boggs & Company declined significantly and on November 17, 1999 CIT terminated the above reference credit facility effective February 15, 2000. Attempts by Boggs & Company to secure an alternative credit facility during the period November, 1999 through February, 2000 were unsuccessful and CIT terminated its credit facility pursuant to its agreement with Boggs & Company.

Following termination of the credit facility CIT took possession of the assets of Boggs & Company and liquidated same pursuant to the terms of the credit facility. In November of 2000 CIT presented CEI with a demand, pursuant to its guarantee of Boggs & Companys debts, in the amount of $347,983.94.

In December, 2000 CIT obtained a default judgement against CEI in the amount of $323,149.66 plus interest, attorneys fees and costs.

Following the liquidation of Boggs & Company by CIT, CEI did not engage in any business operations until August of 2001, at which time it filed its delinquent annual franchise tax filings with the Delaware Secretary of State.

Reorganization and Change of Name

On October 3, 2001 certain of CEIs stockholders holding a majority of its then outstanding common stock approved

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resolutions amending its Certificate of Incorporation by changing its name from Americlean, Inc. to "Calypso Enterprises, Inc." and consolidating its outstanding common stock by way of reverse stock split on the basis of 1 new share for each 75 then outstanding shares. The amended Certificate of Incorporation was filed with the Delaware Secretary of State on October 5, 2001. As a result of the foregoing, the number of CEIs issued and outstanding common stock was reduced to 89,211.

Purchase of CIT Debt

In May of 2002 Big Sky Management Ltd. of Vancouver, British Columbia ("Big Sky"), approached CIT with the aim of acquiring the interest of CIT in CEI and Boggs & Company, including the credit facility, the guarantee and the judgement referred to above. Big Sky is a British Columbia corporation which is wholly owned by Mr. Eric Boehnke, a Vancouver based businessman.

On June 27, 2002 Big Sky entered into a purchase and sale agreement with CIT pursuant to which CIT agreed to sell to Big Sky all of its right, title and interest in and to the debts and other obligations of Cei and Boggs & Company to CIT for $15,000. This transaction closed on July 2, 2002 by the payment by Big Sky to CIT of the sum of $15,000.

Change of Control

On May 6, 2003 CEIs sole director appointed Mr. Eric Boehnke to our board of directors and immediately thereafter resigned. CEIs board of directors then appointed Mr. Boehnke as our President, Secretary and Treasurer.

On May 7, 2003 CEI issued to Big Sky 6,462,993 shares of its common stock at a price of $0.05 per share in full and complete settlement of CEIs obligations to Big Sky. Big Sky concurrently forgave all obligations of Boggs & Company to it. Also on May 7, 2003 CEI issued to Big Sky 430,000 shares of its common stock at a price of $0.05 per share for $21,500 cash. As a result of the foregoing, Big Sky owned 6,892,993 shares of CEIs common stock, being 98.72% of CEIs issued and outstanding common stock.

The price per share of $0.05 was determined by CEIs board of directors by reference to the bid and ask prices of its common stock on the over the counter market and was approved by a majority of CEIs stockholders.

Formation of Holding Company

On May 29, 2003 we entered into an Agreement and Plan of Merger with CEI and CMI. Prior to the Merger we were a wholly owned subsidiary of CEI and CMI was a wholly owned subsidiary of ours. The Company and CMI were both incorporated on May 29, 2003 pursuant to the laws of the State of Delaware. Pursuant to the terms of the Merger and s.251(g) of the Delaware General Corporation Law, CEI was merged with and into CMI, with CMI being the surviving company. As consideration for the Merger, each common stockholder of CEI was issued one share of our common stock and each preferred stockholder of CEI was issued one share of preferred stock in exchange for the shares of CEI held by them. The rights and preferences of the common stock and preferred stock issued in the Merger were identical to the rights and preferences of the common stock and preferred stock of CEI that these shares were exchanged for. The Agreement and Plan of Merger was filed with the Delaware Secretary of State on June 3, 2003 and was effective on that date. As a result of the foregoing CMI became our wholly owned subsidiary. The reorganization was effected for the purpose of re organizing us as a holding company under which we were the parent company of CMI with the exact same shareholder base as CEI had before the reorganization. Immediately after the reorganization, all of the assets and liabilities of CEI continued to be held by CMI.

Disposal of CMI

On June 15, 2003 we entered into a Transfer and Assignment agreement with Osaka Chemical Corp. ("Osaka") of Hong Kong pursuant to which we agreed to sell to Osaka all of our interest in and to CMI for $20,000. At the time of the sale, CMI had substantial accounts payable from its past business activities and no material assets other than cash of approximately $12,000 and certain chemical formulas used in the dry cleaning industry. The Transfer and Assignment agreement was approved by Big Sky, our majority shareholder, as required by s.271 of the Delaware General Corporation Law. Osaka is at arms length to us.

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Current Operations

Since our reorganization as a holding company, we have not undertaken any business operations. Our plan of business is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to us by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As at the date hereof, we have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition, and our management has not engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between ourselves and such other companies. We have no recent operating history and no representation is made, nor is any intended, that we will be able to carry on future business activities successfully. Further, there can be no assurance that we will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to us. Our management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

We intend to use various sources in our search for potential business opportunities, including our sole officer and director, as well as consultants, special advisors, securities broker dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of our lack of capital, we may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, we will most likely have to rely on outside sources, not otherwise associated with us, that will accept their compensation only after we have finalized a successful acquisition or merger.

Other than the our sole officer and director and our legal counsel, we have not yet engaged any outside consultants for the purpose of searching for potential business opportunities. We do not intend to restrict our search to any specific kind of industry or business. We may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.

Our management cannot predict at this time the status or nature of any venture in which we may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Our management believes that we could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

Once we have identified a particular entity as a potential acquisition or merger candidate, our management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on managements knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Our management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of our lack of capital we may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Our management will not devote full time to finding a merger candidate, and will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking. In evaluating such potential business opportunities, we will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to us and our stockholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because we have not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will

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develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to us may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Form of Potential Acquisition or Merger

Presently, we cannot predict the manner in which we might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which we participate in a specific business opportunity will depend upon the nature of that opportunity, our needs and desires and those of the management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. We may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, we do not intend to participate in opportunities through the purchase of minority stock positions.

Because of our current status and our concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of our existing stockholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of us. Our management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, our management will endeavor to negotiate the best possible terms for the benefit of our stockholders as the case arises.

Our management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Our management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that we would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of our securities would also be unfeasible, and our management does not contemplate any form of new public offering at this time. In the event that we do need to raise capital, we would most likely have to rely on the private sale of our securities. Such a private sale would be subject to available exemptions, if any apply. However, no private sales are contemplated by our management at this time. If a private sale of our securities is deemed appropriate in the future, our management will endeavor to acquire funds on the best terms available to us. However, there can be no assurance that we will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to us. Although not presently anticipated by our management, there is a possibility that we might sell our securities to our management or affiliates.

In the event of a successful acquisition or merger, a finders fee, in the form of cash or our securities, may be paid to persons instrumental in facilitating the transaction. We have not established any criteria or limits for the determination of a finders fee, although most likely an appropriate finders fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finders fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and our management does not contemplate any other arrangement at this time. Our management has not actively undertaken a search for, nor retention of, any finders fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finders fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre existing contract; in such case, we may be limited in our ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of our stockholders. Our management cannot predict any other terms of a finders fee arrangement at this time. It would be unlikely that a finders fee payable to our affiliates would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to us so as not to compromise the fiduciary duties of the affiliate

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in the proposed transaction, and we would require that the proposed arrangement would be submitted to the stockholders for prior ratification in an appropriate manner.

Our management does not contemplate that we would acquire or merge with a business entity in which any of our affiliates have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of our Board of Directors and the proposed transaction would be submitted to our stockholders for prior ratification in an appropriate manner. None of our directors, officers or other affiliated parties has had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Competition

Because we have not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. We are aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. We will be in direct competition with these other public companies in our search for business opportunities and, due to our lack of funds, it may be difficult to successfully compete with these other companies. As of the date hereof, we do not have any employees and have no plans for retaining employees until such time as our business warrants the expense, or until we successfully acquire or merge with an operating business. We may find it necessary to periodically hire part time clerical help on an as needed basis.

Facilities

Our corporate offices are located at Suite 2000, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2 where we lease office space under a month to month lease at a rental rate of $150 a month. We believe this space is sufficient at this time and plans to move to expanded office space are contingent upon our merging with or acquiring an interest in a business opportunity. It is contemplated that at such future time as an acquisition or merger transaction may be completed, we will secure additional or alternative commercial office space from which we will conduct our business. Until such an acquisition or merger, we lack any basis for determining the kinds of office space or other facilities necessary for our future business. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and our offices may be transferred to such existing facilities.

Industry Segments

No information is presented regarding industry segments. We are presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10 SB, for a report of our operating history for the past two fiscal years.

Risk Factors

Our business is subject to numerous risk factors, including, but not limited to, the following:

LITIGATION AGAINST FORMERLY WHOLLY OWNED SUBSIDIARY: Calypso Enterprises, Inc., our successor and formerly wholly owned subsidiary, as well as Calypso Enterprises, Inc.s wholly owned subsidiary Boggs & Company, were subject to numerous legal proceedings and claims that arose from the ordinary course of the dry cleaning supply and distribution business as well as the subsequent liquidation thereof.  The aggregate dollar value of these claims was approximately $961,412.  While as a matter of law these claimants maintain their claims against Calypso Merger, Inc. (the surviving entity of the merger of Calypso Enterprises, Inc. with Calypso Merger, Inc.) and/or Boggs & Company, our management is of the view that these claimants do not have any recourse against us as a result of the operation of s.251(g) of the Delaware General Corporation Law.  However, our management has not obtained a legal opinion on this matter and, in any event, the claimants may nonetheless attempt to bring action against us regardless of the legal merits of their claims.

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WE HAVE NO OPERATING HISTORY, NO ASSETS, AND NO SOURCE OF REVENUE. We have had no operating history nor any revenues or earnings from our operations which you may judge our performance by. We have no assets or financial resources. We will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss which will increase continuously until we can consummate a business combination with a target company. There is no assurance that we can identify such a target company and consummate such a business combination.

WE HAVE ONLY ONE DIRECTOR AND OFFICER. Because management consists of only one person, while seeking a business combination Eric Boehnke, our president, will be the only person responsible for implementing our business plan. We do not benefit from multiple judgments that a greater number of directors or officers would provide, and we will rely completely on the judgment of our one officer and director when selecting a target company. Mr. Boehnke anticipates devoting only a limited amount of time per month to our business and does not anticipate commencing any services until this registration statement has been cleared by the Commission. Mr. Boehnke has not entered into a written employment agreement with us and he is not expected to do so. We have not obtained key man life insurance on Mr. Boehnke. The loss of the services of Mr. Boehnke would adversely affect development of our business and our likelihood of continuing operations.

THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION. To date we have not made attempts to identify, negotiate or consummate a merger with, or acquisition of, a private company, and there is no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity, and we have not identified any particular industry or specific business within an industry for evaluation by us. There can be no assurance we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a merger or acquisition candidate to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

OUR PROPOSED OPERATIONS ARE SPECULATIVE. The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that we will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if we had more funds available to us, would be desirable. In the event we complete a business combination, the success of our operations will be dependent upon management of the target company and numerous other factors beyond our control. There is no assurance that we can identify a target company and consummate a business combination.

CONFLICTS OF INTEREST. Certain conflicts of interest exist between us and Eric Boehnke, our sole officer and director. Mr. Boehnke has other business interests to which he currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with fiduciary duties to us. Mr. Boehnke may in the future participate in business ventures which could be deemed to compete directly with us. Additional conflicts of interest and non arms length transactions may also arise in the future in the event our current and future officers or directors are involved in the management of any company with which we transact business. Management has adopted a policy that we will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. We have established no other binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in our favor could result in liability of management to us. See Item 7, "Certain Relationships and Related Transactions Conflicts of Interest."

REGULATIONS OF PENNY STOCKS. The Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51 1 and Rules 15g 1 through 15g 9 under the Securities Exchange Act of 1934, as amended. Because our securities may constitute "penny stocks" within the meaning of the rules (as any equity

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security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the NASDs OTC Bulletin Board or the "Pink Sheets"), the rules would apply to us and to our securities.

The Commission has adopted Rule 15g 9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the persons account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a persons account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the persons financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the persons financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the penny stock and information on the limited market. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

LACK OF MARKET RESEARCH. We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by us. Even in the event a business opportunity is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing any such business combination.

COMPETITION. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than we do and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with other public "blank check" companies, some of which may also have funds available for use by an acquisition candidate.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE AN ACQUISITION. The Exchange Act specifically requires that any merger or acquisition candidate complies with all applicable reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. Thus, in the event we successfully complete the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Merger or acquisition candidates that do not have, or are unable to provide reasonable assurances that they will be able to obtain the required audited financial statements would not considered by us to be appropriate for merger or acquisition so long as the reporting requirements of the Exchange Act are applicable. We will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction.

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PROBABLE CHANGE IN CONTROL AND MANAGEMENT. In conjunction with completion of a business acquisition, it is anticipated that we will issue an amount of our authorized but unissued common stock that represents the greater majority of the voting power and equity of the Company, which will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in us. As a condition of the business combination agreement, a current shareholder may agree to sell or transfer all or a portion of the common stock it owns so to provide the target company with all or majority control. The resulting change in control will likely result in removal of our present officer and director and a corresponding reduction in or elimination of his participation in our future affairs.

PREFERRED STOCK. We currently have outstanding 600 shares of Series A Convertible Preferred Stock.  Each share of which may be converted into shares of our common stock, at any time, on the basis of one share of preferred stock for that number of shares of common stock equal to $1,000 divided by the average closing bid price of our common stock for the five trading days immediately prior to the date of conversion, less a 25% discount.  As there are no limits on the number of shares of our common stock that could be issued upon conversion of our preferred stock, the lower the closing bid price of our common stock the greater number of shares of our common stock which could be issued upon conversion of our preferred stock.  Accordingly, conversion of our Series A Convertible Preferred Stock may result in substantial dilution to existing shareholders and/or a change of control. In consideration of Eric Boehnke, our President, agreeing to take steps to effect our reorganization, the holders of our Series A Convertible Preferred Stock have agreed not to convert any of their shares of Preferred Stock until December 31, 2003 unless otherwise agreed to by our Board of Directors.

ONLY A LIMITED MARKET EXISTS.  Our common stock is currently quoted on the "pink sheets" under the symbol "HRVN".  However, the market for our common stock is extremely limited.   No assurance can be given that a significant market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price of our common stock may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of our common stock.  Owing to the low price of our common stock, many brokerage firms may not be willing to effect transactions in these securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price.  Moreover, many lending institutions will not permit the use of such securities as collateral for any loans.

ADDITIONAL RISKS DOING BUSINESS IN A FOREIGN COUNTRY. We may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States. In such event, we may face significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that we may undertake. Currently, such transactions may be structured so as to result in tax free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax free reorganization or that the parties will obtain the intended tax free treatment upon a transfer of stock or assets. A non qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

ITEM 2. PLAN OF OPERATION

Our purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to us by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As to date, we have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition, and we have not engaged in any negotiations

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with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between us and such other company.

Liquidity and Capital Resources

As of June 30, 2003 , we had working capital of $17,339. As a result of our operating losses during the year ended June 30, 2003, we generated a cash flow deficit of $9,487 from operating activities. Cash flow provided by investing activities was $7,987 during the the year ended June 30, 2003. We met our cash requirements during this period through the private placement of $ 21,500 of common stock. In addition, we settled debts of $323,150 through the issuance of common stock and disposed of liabilities of $3,131,180 through the sale of our wholly owned subsidiary, Calypso Enterprises, Inc.

While we have raised capital to meet our working capital and financing needs in the past, additional financing is required in order to meet our current and projected cash flow deficits from operations and development. We are seeking financing in the form of equity in order to provide the necessary working capital. We currently have no commitments for financing. There is no guarantee that we will be successful in raising the funds required.

By adjusting its operations and development to the level of capitalization, management believes it has sufficient capital resources to meet projected cash flow deficits through the next twelve months. However, if thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations, liquidity and financial condition.

The independent auditors report on our June 30, 2003 financial statements included in this Form 10 SB states that our recurring losses raise substantial doubts about our ability to continue as a going concern.

Recent Accounting Pronouncements

In March 2000, the Financial Accounting Standards Board issued interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, and Interpretation of APB Opinion No. 25.  FIN 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non compensatory plan, (c) the accounting consequences of various modifications to previously fixed stock options or awards, and (d) the accounting for an exchange of stock compensation awards in a business combination.  FIN 44 is effective July 2, 2000 but certain conclusions cover specific events that occur after December 15, 1998 or January 12, 2000.  The adoption of FIN 44 did not have an affect on our financial statements but may impact the accounting for grants or awards in a future period.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), and FAS 142, Goodwill and Other Intangible Assets (FAS 142).  FAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.  FAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition.  These standards require all future business combinations to be accounted for using the purchase method of accounting.  Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually.  We are required to adopt FAS 141 and FAS 142 on a prospective basis as of January 1, 2002; however, certain provisions of these new standards may also apply to any acquisitions concluded subsequent to June 30, 2001.  As a result of implementing these new standards, we will discontinue the amortization of goodwill as of December 31, 2001.  We do not believe that the adoption of FAS 141 or 142 will have a material impact on our consolidated financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS No. 148"), "Accounting for Stock Based Compensation Transition and Disclosure an amendment of SFAS 123." This statement amends SFAS No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for a voluntary charge to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based

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employee compensation and the effect of the method used on reported results. We have chosen to continue to account for stock based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of our stock at the date of the grant over the exercise price of the related option. We have adopted the annual disclosure provisions of SFAS No. 148 in our financial reports for the year ended June 30, 2003 and will adopt the interim disclosure provisions for its financial reports for the quarter ended September 30, 2003.

Product Research and Development

We do not anticipate incurring research and development expenditures during the next 12 months.

Acquisition or Disposition of Plant and Equipment

We do not anticipate the sale of any significant property, plant or equipment during the 12 months. We do not anticipate the acquisition of any significant property, plant or equipment during the next 12 months.

Management and Number of Employees

We are in the development stage and currently have no full time employees. We do not anticipate hiring any full time employees during the next 12 months.

Eric Boehnke is our sole officer and director. There are no persons other than Mr. Boehnke who devote any of their time to our affairs. All references herein to our management are to Eric Boehnke. Mr. Boehnke is also the sole shareholder of Big Sky Management Ltd. Mr. Boehnke, as our president, has agreed to allocate a limited portion of his time to our activities after the effective date of this registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Boehnke and the potential demands of our activities. See Item 7, "Certain Relationships and Related Transactions Conflicts of Interest."

The amount of time spent by Eric Boehnke on our activities is not predictable. Such time may vary widely from an extensive amount when reviewing a target company to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Boehnke will actually be required to spend to locate a suitable target company. Mr. Boehnke estimates that our business plan can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision, and he will not perform any services on our behalf until after this registration statement has been cleared by the Commission.

Search for Business Opportunities

Our search will be directed toward small and medium sized enterprises, which have a desire to become reporting corporations and which are able to provide audited financial statements. We do not propose to restrict our search for business opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of our limited resources. This includes industries such as service, manufacturing, high technology, product development, medical, communications and others. Our discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. No assurance can be given that we will be successful in finding or acquiring a desirable business opportunity, and no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to us or our majority stockholder.

In the event of a successful merger or acquisition, we may pay finders fee in the form of cash or common stock in the merged entity. The amount of any finders fee will be subject to negotiation, and cannot be estimated at this time.

We may merge with a company that has retained one or more consultants or outside advisors. In that situation, we expect that the target company will compensate the consultant or outside advisor. As of the date of this filing, there have been no discussions, agreements or understandings with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between us and such other company. Consequently, we are unable to predict how the amount of such compensation may be calculated at this time.

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We will not restrict our search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer. However, we do not intend to obtain funds to finance the operation of any acquired business opportunity until such time as we have successfully consummated the merger or acquisition transaction unless such financing is part of such transaction. There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Evaluation of Business Opportunities

The analysis of business opportunities will be under the supervision of our sole officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

Management intends to meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, we intend to utilize written reports and personal investigation to evaluate the above factors.

Prior to making a decision to participate in a business opportunity, we will generally request that we be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available at that time, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a required period of time; and the like.

We are subject to the reporting requirements of the Exchange Act. Under the Exchange Act, any merger or acquisition candidate will become subject to the same reporting requirements of the Exchange Act as us following consummation of any merger or acquisition. Thus, in the event we successfully complete the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. We will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction. The audited financial statements of the acquired company must be furnished with 75 days following the effective date of a business combination.

When a non reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the successor company is required to provide in a Form 8 K current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. The Commission treats these Form 8 K filings in the same way it treats the registration statements on Form 10 SB filings. The Commission subjects them to its standards of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented. If we enter into a

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business combination with a non reporting company, such non reporting company will not receive reporting status until the Commission has determined that it will not review the 8 K filing or all of the comments have been cleared by the Commission.

Management believes that various types of potential merger or acquisition candidates might find a business combination with us to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Notwithstanding, the preceding, we have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

We are unable to predict when we may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. There can also be no assurances that we are able to successfully pursue a business opportunity. In that event, there is a substantial risk to us that failure to complete a business combination will significantly restrict our business operation and force management to cease operations and liquidate the Company.

Acquisition of a Business Opportunity

In implementing a structure for a particular business combination, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. We may also acquire stock or assets of an existing business. In connection with a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by us or be purchased from our current principal stockholder by the acquiring entity or its affiliates, and accordingly, the shareholders of the target company, typically, become the majority of the shareholders of the combined company, the board of directors and officers of the target company become the new board and officers of the combined company and often the name of the target company becomes the name of the combined company. There are currently no arrangements that would result in a change of control of the Company.

It is anticipated that any securities issued as a result of consummation of a business combination will be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of its transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have consummated a business combination and we are no longer considered a blank check company. Until such time as this occurs, we will not attempt to register any additional securities. There are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. However, treatment as a tax free reorganization will not be a condition of any future business combination and if that is not the case, we will not obtain an opinion of counsel that the reorganization will be tax free.

With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target companys assets and liabilities, our shareholders will in all likelihood hold a substantially lesser percentage ownership interest in us following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our shareholders at such time.

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We will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, outline the manner of bearing costs, including costs associated with our attorneys and accountants, and will include miscellaneous other terms.

It is anticipated that we will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of our limited financing. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase our securities.

There are no present plans, proposals, arrangements or understandings to offer the shares of the post merger company to third parties if any mergers occur, and there is no a marketing plan to distribute the shares of the post merger company to third parties. Neither Mr. Boehnke, Big Sky Management Ltd. nor its officer, director, promoter, affiliates, or associates have had any preliminarily contact, agreements or understandings with anyone to help sell these shares.

We intend to seek to carry out our business plan as discussed herein. In order to do so, we need to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement, and in conjunction with future compliance with our on going reporting obligations. Eric Boehnke has agreed to advance funds to us to pay these expenses, until such time as we complete a business combination. There is no minimum or maximum amount Mr. Boehnke will loan to us. In the event that Mr. Boehnke fails to loan us funds to pay our expenses, we have not identified any alternative sources and there will be substantial doubt about our ability to continue as a going concern. We currently do not intend to raise funds, either debt or equity, from investors while we are is a blank check company, and we will not borrow any funds to make any payments to our management or his affiliates or associates.

Investment Company Act of 1940

Although, upon this registration statement becoming effective, we will be subject to regulation under the Securities Exchange Act of 1934, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be primarily engaged in the business of investing or trading in securities. In the event we engage in a business combination which results in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences.

As the controlling shareholder of the Company, Big Sky may participate in a business opportunity by purchasing, holding or selling the securities of such business. Big Sky does not, however, intend to engage primarily in such activities. Specifically, Big Sky intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, as amended, and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Company Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Company Act contains the definition of an "investment company," excluding any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority owned subsidiaries") the value of which exceeds 40% of the value of its total assets (exclusive of government securities and cash items). Additionally, Big Sky has fewer than 100 shareholders (of which there are currently only one) and is not making and does not intend to make a public offering of its securities. Management of Big Sky believes that Big Sky is not deemed to be an investment company by virtue of one of exemptions provided under the Investment Company Act of 1940, as amended.

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ITEM 3. DESCRIPTION OF PROPERTY

Our corporate and operational offices are located at Suite 2000, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2 where we lease office space under a month to month lease at a rental rate of $150 a month.  We believe this space is sufficient at this time and plans to move to expanded office space are contingent upon our merging with or acquiring an interest in a business opportunity. We do not have any material assets and, as such, we do not own any real or personal property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by the present owners of 5% or more of our total outstanding shares. Unless otherwise stated, the stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares:

The person named below may be deemed to be our parent and promoter within the meaning of such terms under the Securities Act, as amended, by virtue of his/its direct and indirect stock holdings. Mr. Boehnke is the only promoter of our company.
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Eric Boehnke 2121 Mathers Avenue West Vancouver, BC V6V 2H2	6,892,993 Indirect (1)	98.72%

(1) Shares are registered in the name of Big Sky Management Ltd. Mr. Boehnke is the sole stockholder of Big Sky Management Ltd.

Security Ownership of Management

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group. Unless otherwise stated, the stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Eric Boehnke 2121 Mathers Avenue West Vancouver, BC V6V 2H2	6,892,993 Indirect (1)	98.72%
Common Stock	All Officers and Directors, as a group	6,892,993	98.72%

(1) Shares are registered in the name of Big Sky Management Ltd. Mr. Boehnke is the sole stockholder of Big Sky Management Ltd.

Change of Control

We currently have outstanding 600 shares of Series A Convertible Preferred Stock which are held by six stockholders.  Each share of Series A Convertible Preferred Stock may be converted into shares of our common stock, at any time, on the basis of one share of preferred stock for that number of shares of common stock equal to $1,000 divided by the average closing bid price of our common stock for the five trading days immediately prior to the date of conversion, less a 25% discount.  The Series A Convertible Preferred Stock does not pay dividends and carries no dividend or voting rights.  As there are no limits on the number of shares of our common stock that could

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be issued upon conversion of our preferred stock, the lower the closing bid price of our common stock the greater number of shares of our common stock which could be issued upon conversion of our preferred stock.  Accordingly, conversion of our Series A Convertible Preferred Stock may result in a change of control. In consideration for Eric Boehnke, our president, agreeing to take steps to effect our reorganization, the holder of our Series A Convertible Preferred Stock agreed not to convert any of their shares of Preferred Stock until December 31, 2003 unless otherwise agreed to by our board of directors.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The Company has one director and one officer as follows:

Name	Age	Positions and Offices Held
Eric Boehnke	38	President, Chief Financial Officer, Secretary and Director

Background of Officers and Directors

Mr. Eric Boehnke has been our President, Chief Financial Officer, Secretary and a member of our board of directors since inception, and will serve on the board of directors until the next annual shareholders meeting of the Company or until a successor is elected. There are no agreements or understandings for the officer and director to resign at the request of another person, and the above named officer and director is not acting on behalf of, nor will act at the direction of, any other person.

Mr. Boehnke has been the president and a director of Big Sky Management Ltd., a private British Columbia company involved with providing corporate finance and administrative management services to private and public companies since 1997.

Since May, 2000 Mr. Boehnke has served as the president and a director of Vendin One Capital Corp., a Canadian capital pool company incorporated in the Yukon Territories whose securities trade on the TSX Venture Exchange under the symbol "VDN" and which has agreed to acquire certain natural resource mineral properties located in South America. This transaction is subject to the approval of the TSX Venture Exchange and that office is currently reviewing the application.

From May, 2000 to July 15, 2003 Mr. Boehnke served as the president and a director of O2 Diesel Corporation, a Washington state corporation whose securities are quoted on the over the counter bulletin board operated by NASD Regulation, Inc. ("OTCBB") under the symbol "OTOD". O2 Diesel Corporation recently acquired AAE Technologies International PLC, an Irish company engaged in the business of producing chemical additives which aid in the blending of ethanol and diesel fuels.

From March, 2000 through June, 2000, Mr. Boehnke served as president and director of Anthem Recording West Inc., a Delaware corporation whose shares were quoted on the OTCBB under the symbol "ANRW" and which was engaged in the publishing industry. In May, 2000 Anthem Recording West Inc. acquired Internet Investments Inc. and its subsidiary, uDate.com, Ltd., a company operating a introduction, matchmaking, relationship and dating service to internet users and changed its name to uDate.com Inc., symbol "UDAT". In April, 2003 uDate.com Inc. was acquired by Interactive Corp., a Delaware corporation whose shares are listed on the NASDAQ National Market System under the symbol "IACI".

From April, 2000 to April, 2002 Mr. Boehnke was president and a director of K2 Logisitics.com Inc., a Washington state corporation whose stated plan of business was to merge with or acquire an unidentified business entity. In April, 2002 Mr. Boehnke determined that the business prospects of this company were unfavorable and resigned as a director and officer. The securities of K2 Logisitics.com Inc. were never quoted or traded on any exchange or quotation system.

From February, 2000 through April, 2000, Mr. Boehnke served as the president and a director of Hiking Adventures Inc., a Nevada corporation whose shares were quoted on the OTCBB under the symbol "HKAD". In April, 2000 Hiking Adventures Inc. changed its name to IQROM Communications Inc. (symbol "IQCO"). During his tenure as

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resident, Mr. Boehnke oversaw the acquisition by Hiking Adventures Inc. of IQROM Communications Inc., a high tech company focusing on the production of multi media CD ROMs. Subsequent to Mr. Boehnkes resignation, in August, 2001 IQROM Communications Inc. exhausted its working capital and, unable to raise additional funds, its UK subsidiary iQrom Limited was petitioned into insolvency pursuant to the laws of the United Kingdom.

From 1996 through 1999, Mr. Boehnke was the owner and operator of Mescalero, a Vancouver restaurant. His responsibilities included managing a staff of 35 people, developing capital budgets for expansion, new marketing plans, formulating systems to control costs and structuring a core management team to oversee the business.

Mr. Boehnke earned a B.Sc. degree from the University of Toronto in 1988.

Prior Blank Check Involvement

Other than K2 Logisitics.com Inc. and Vendin One Capital Corp. (described above) the Companys management and its promoter has not been involved in developing blank check and shell companies for sale to or acquisition by target companies in the past.

ITEM 6. EXECUTIVE COMPENSATION

The Companys officer and director does not receive any compensation for his services rendered to the Company since inception, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. The Company has no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of directors, officers, or other employees.

The officer and director of the Company will not receive any finders fee, either directly or indirectly, as a result of his efforts to implement the Companys business plan outlined herein.

The current Board of Directors is comprised of only Mr. Eric Boehnke.

The officer currently devotes an immaterial amount of time to manage the affairs of the company. The director and principal officer has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide proper salaries to all officers and compensation for directors participation. The officer and the board of directors have determined that a minimum cash balance of not less than $10,000 will be necessary before officers may receive compensation. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years we have entered into the following transactions with our directors, executive officers, or greater than 5% stockholders, or any member of the immediate family thereof:

- On May 7, 2003 CEI issued to Big Sky 6,462,993 shares of its common stock at a price of $0.05 per share in full and complete settlement of CEIs obligations to Big Sky. Big Sky concurrently forgave all obligations of Boggs & Company to it.

- Also on May 7, 2003 CEI issued to Big Sky 430,000 shares of its common stock at a price of $0.05 per share for $21,500 cash. As a result of the foregoing, Big Sky owned 6,892,993 shares of CEIs common stock, being 98.72% of CEIs issued and outstanding common stock.

The price per share of $0.05 was determined by CEIs board of directors by reference to the bid and ask prices of its common stock on the over the counter market and was approved by a majority of CEIs stockholders.  Accordingly, Big Sky was not conferred any benefit as part of the conversion and the cash private placement.

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Conflicts of Interest

Our proposed business raises potential conflicts of interest exist between ourselves and Eric Boehnke, our sole officer and director. Mr. Boehnke has other business interests to which he currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with his fiduciary duties to us. Mr. Boehnke intends to devote as much time to our activities as required. However, should such a conflict arise, there is no assurance that Mr. Boehnke would not attend to other matters prior to those of the Company. Mr. Boehnke estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

Additional conflicts of interest and non arms length transactions may also arise in the future in the event that our current and future officers or directors are involved in the management of any company with which we transact business. We have adopted a policy that we will not enter into a business combination, or acquire any assets of any kind in exchange for our securities, in which our management or any affiliates or associates have any interest, direct or indirect. We have established no other binding guidelines or procedures for resolving potential conflicts of interest. Accordingly, our officers and directors will be required to use their discretion to resolve them in a manner which they consider appropriate. Failure by management to resolve conflicts of interest in our favor could result in liability of management to us.

Other than described above, there have been no transactions that are required to be disclosed pursuant to Item 404 of Regulation S B.

ITEM 8. DESCRIPTION OF SECURITIES

Our Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.0001 par value per share, of which there are 6,982,204 issued and outstanding and 5,000,000 shares of preferred stock, $.0001 par value per share, of which 600 shares of Series A Convertible Preferred Stock have been designated and issued. The following summarizes the important provisions of our capital stock. For more information about our capital stock, please see the copy of our articles of incorporation and bylaws that have been filed as exhibits to this registration statement.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by our stockholders. Holders of our common stock do not have cumulative voting rights. Holders of our common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by our Board of Directors in their discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and the liquidation payment due to holders of Series A Convertible Preferred Stock. All of the outstanding shares of our common stock are fully paid and non assessable.

Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

In 1999, Calypso Enterprises, Inc. issued 104,400 pre reverse split options to purchase shares of its common stock at an exercise price of $4.00 per share for a period of ten tears.  As a result of the reverse split of our common stock in October, 2001 on the basis of one new share for each seventy five old shares, the number of shares under option was reduced to 1,392 and the exercise price increased to $300 per share.  Pursuant to the terms of the Agreement and Plan of Merger dated May 29, 2003 between ourselves, Calypso Enterprises, Inc. and Calypso Merger, Inc. each option to purchase Calypso Enterprises, Inc. common stock was converted into an option to acquire our common stock on the same terms.  Accordingly, we presently have outstanding options to purchase up to 1,392 shares of our common stock at a price of $300 per share.  These options expire in 2009.

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Preferred Stock

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any additional preferred stock nor adopt any series, preferences or other classification of preferred stock.

We currently have outstanding 600 shares of Series A Convertible Preferred Stock which are held by six stockholders.  Each share of Series A Convertible Preferred Stock may be converted into shares of our common stock, at any time, on the basis of one share of preferred stock for that number of shares of common stock equal to $1,000 divided by the average closing bid price of our common stock for the five trading days immediately prior to the date of conversion, less a 25% discount.  The Series A Convertible Preferred Stock does not pay dividends and carries no dividend or voting rights.  As there are no limits on the number of shares of our common stock that could be issued upon conversion of our preferred stock, the lower the closing bid price of our common stock the greater number of shares of our common stock which could be issued upon conversion of our preferred stock.  Accordingly, conversion of our Series A Convertible Preferred Stock may result in a change of control. In consideration for Eric Boehnke, our president, agreeing to take steps to effect our reorganization, the holder of our Series A Convertible Preferred Stock agreed not to convert any of their shares of Preferred Stock until December 31, 2003 unless otherwise agreed to by our board of directors. In the event of a liquidation, dissolution or winding up of the Company, the holders off our Series A Convertible Preferred Stock are entitled to receive a liquidation amount of $1,000 per share after payment in full of liabilities.

The issuance of additional shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders of, our Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. Our Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. We have no present plans to issue any additional preferred stock.

Transfer Agent

The transfer agent and registrar for our common stock is Interwest Transfer Co., Inc. of 1981 East Murray Holladay Road Suite 100, Salt Lake City, Utah, 84117.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is currently quoted on the "Pink Sheets" operated by Pink Sheets LLC under the stock symbol HRVN.  The range of high and low bid information for our common stock for each quarter within the last two fiscal years is as follows:

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Quarter Ending*	High $	Low $
September 30, 2001	1.875	1.125
December 31, 2001	0.80	0.36
March 31, 2002	0.20	0.15
June 30, 2002	0.20	0.20
September 30, 2002	0.20	0.20
December 31, 2002	0.20	0.15
March 31, 2003	0.15	0.15
June 30, 2003	0.15	0.08

*Prior to June 14, 2003 our common stock traded under the symbol "CYPO". Prior to October 15, 2001 our common stock traded under the symbol "AMCX". On October 15, 2001 Calypso Enterprises, Inc. effected a reverse split on the basis of one new share of common stock for each seventy five old shares. The bid information given has been adjusted to reflect this reverse stock split.

The above quotations reflect inter dealer prices, without retail markup, mark down or commission, and may not represent actual transactions.

We intend to make application to the NASD for our shares to be quoted on the OTC Bulletin Board.  The application to the NASD will be made once we have cleared comments from the Commission for this Form 10 SB. Inclusion on the OTC Bulletin Board permits price quotation for our common shares to be published by such service.  As of the date of this filing, there have been no discussions or understandings between ourselves or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

Our common stock is currently traded in the Pink Sheets, and is subject to the provisions of Section 15(g) and Rule 15g 9 of the Securities Exchange Act of 1934, commonly referred to as the "penny stock" rule.

The Commission has adopted Rule 15g 9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the persons account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a persons account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the persons financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the persons financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the penny stock and information on the limited market.   Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

Holders

At June 30, 2003 there were 47 holders of record of our Common Stock and we had issued and outstanding 6,982,204 shares of Common Stock.

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Dividends

We have not declared or paid cash dividends or made distributions in the past, and we do not anticipate that we will pay cash dividends or make distributions in the foreseeable future. We currently intend to retain and reinvest future earnings, if any, to finance our operations.

Securities Authorized for Issuance under Equity Compensation Plans
Equity Compensation Plan Information
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a) (c)
Equity Compensation Plans Approved by Security Holders	Nil	Nil	Nil
Equity Compensation Plans Not Approved by Security Holders	1,392	$300	N/A
Total

 The options referred to above were granted pursuant to individual compensation arrangements with former employees and consultants and expire in 2009.  We have not adopted any equity compensation plans.

ITEM 2. LEGAL PROCEEDINGS

Calypso Enterprises, Inc., our successor and formerly wholly owned subsidiary, as well as Calypso Enterprises, Inc.s wholly owned subsidiary Boggs & Company, were subject to numerous legal proceedings and claims that arose from the ordinary course of the dry cleaning supply and distribution business as well as the subsequent liquidation thereof.  The aggregate dollar value of these claims was approximately $961,412.  While as a matter of law these claimants maintain their claims against Calypso Merger, Inc. (the surviving entity of the merger of Calypso Enterprises, Inc. with Calypso Merger, Inc.) and/or Boggs & Company, our management is of the view that these claimants do not have any recourse against us as a result of the operation of s.251(g) of the Delaware General Corporation Law.  However, our management has not obtained a legal opinion on this matter and, in any event, the claimants may nonetheless attempt to bring action against us regardless of the legal merits of their claims.  Other than the preceding, we are not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not changed accountants since its formation and there are no disagreements with accountants on accounting or financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years we have issued the following securities without registering the securities under the Securities Act of 1933:

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- On March 31, 2000 our predecessor, Calypso Enterprises, Inc., issued to two creditors 400,000 pre split shares of its common stock at a price of $0.50 per share in full and complete settlement of debts totaling $200,000 which had been incurred in funding its operations.

- On May 7, 2003 our predecessor, Calypso Enterprises, Inc., issued to Big Sky Management Ltd. 6,462,993 shares of its common stock at a price of $0.05 per share in full and complete settlement of its obligations to Big Sky totaling $323,149.66.

- Also on May 7, 2003 our predecessor, Calypso Enterprises, Inc., issued to Big Sky Management Ltd. 430,000 shares of its common stock at a price of $0.05 per share for $21,500 cash.

The above shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as they were issued in private transactions not involving any public offering. These shares are subject to Rule 144 and may not be sold and/or transferred without further registration under the Securities Act of 1933 or pursuant to an applicable exemption. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including any person who may be deemed to be an "affiliate" of ours (as the term "affiliate" is defined under the Act), is entitled to sell, within any three month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in our common stock during the four calendar weeks preceding such sale, or (ii) 1 % of our shares then outstanding. A person who is not deemed to be an "affiliate" of us and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

On January 21, 2000, in response to a request from the NASD Regulation staff, the Division of Corporation Finance of the SEC issued a staff interpretation on the free trading status of securities initially issued by blank check companies in a number of factual scenarios. Richard Wulff, Chief of the Office of Small Business, opined that in the several scenarios put forward by the NASD, the blank check issuer would not be able to rely upon the availability of Rule 144 or Section 4(1) of the Securities Act, and the shares issued by the blank check company would not be freely tradeable without registration under the Securities Act. Further information may be found in the NASD Notice to Members 00 49.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Delaware General Corporation Law, a Delaware corporation may indemnify officers, directors and other corporate agents under certain circumstances and subject to certain limitations.  Article Thirteen of our Certificate of Incorporation authorizes us to indemnify any officer or director to the fullest extent provided by Delaware law.  Article Nine of our Bylaws provides that we are obligated to indemnify our past and present directors and officers, or any person who may have served at our request as a director or officer of another corporation, against expenses actually and necessarily incurred in connection with the defense of any action, suit, or proceeding in which the director or officer is made a party by reason of having been our director or officer, or director or officer of another corporation at our request, except in relation to matters as to which any such director or officer or person shall have been adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of any duty owed to us.

Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Companys certificate of incorporation and bylaws contain such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE COMPANY PURSUANT TO THE DELAWARE GENERAL CORPORATION LAW, THE REGISTRANTS CERTIFICATE OF INCORPORATION, THE REGISTRANTS BY LAWS OR ANY INDEMNIFICATION AGREEMENTS OF

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THE REGISTRANT WITH ITS DIRECTORS AND OFFICERS, THE REGISTRANT HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS THEREFORE UNENFORCEABLE.

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PART F/S

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FINANCIAL STATEMENTS AND SCHEDULES

JUNE 30, 2003

HURON VENTURES, INC.

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HURON VENTURES, INC.

Index to Financial Statements

Report of Independent Certified Public Accountants

Consolidated Balance Sheets at June 30, 2003 and 2002

Consolidated Statement of Operations for the Two Years Ended
June 30, 2003 and 2002

Consolidated Statement of Stockholders Equity (Deficit) for the
Two Year Period Ended June 30, 2003

Consolidated Statement of Cash Flows for the Two Years Ended
June 30, 2003 and 2002

Notes to Consolidated Financial Statements

Page No. F 1 F 2 F 3 F 4 F 5 F 6

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RUSSELL BEDFORD Stefanou MIRCHANDANI LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Huron Ventures, Inc.
Vancouver, BC

We have audited the accompanying consolidated balance sheets of Huron Ventures, Inc. ("Company") as of June 30, 2003 and 2002 and the related consolidated statements of operations, stockholders equity, and cash flows for the two years then ended . These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huron Ventures, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the two year period ended June 30, 2003, in conformance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note I to the financial statements, from its inception the Company has suffered recurring losses from operations. This raises substantial doubt about its ability to continue as a going concern. Managements plans in regard to these matters are also described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RUSSELL BEDFORD STEFANOU MIRCHANDANI LLP

Russell Bedford Stefanou Mirchandani LLP
Certified Public Accountants

McLean, Virginia
July 29, 2003

F 1

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HURON VENTURES, INC. CONSOLIDATED BALANCE SHEETS JUNE 30,

ASSETS

Current assets:
Cash and equivalents

Total current assets

LIABILITIES AND STOCKHOLDERS
EQUITY (DEFICIT)

Current liabilities:
Accounts payable

Total current liabilities

Net liabilities of discontinued operations (Note B)

Commitments and contingencies (Note E)

Stockholders equity (deficit): (Note F)
Preferred stock, par value $.0001 per share; 5,000,000
authorized, 600 shares issued and outstanding at June
30, 2003 and 2002
Common stock, par value $.0001 per share; 50,000,000
authorized, 6,982,204 and 89,211 issued and outstanding at June 30, 2003 and 2002, respectively

Additional paid in capital
Accumulated Deficit
Stockholders Equity (Deficit)

2003 $ 20,000 20,000 $ 20,000 $ 2,661 2,661 698 6,249,754 (6,233,113) 17,339 $ 20,000	2002 $ $ $ 3,454,330 9 5,905,793 (9,360,132) (3,454,330) $

See accompanying notes to consolidated financial statements

F 2

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HURON VENTURES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30,

Operating expenses:
Selling, general and administrative

Total Operating Expenses

Loss from continuing operations, before income taxes
and discontinued operations
Provision for income taxes
Loss from continuing operations, before discontinued
operations

Income on disposal of discontinued operations, net (Note B)

Net Income (Loss)

Income (Loss) per Common Share (Basic and Diluted)
Continuing Operations
Discontinued Operations

Weighted Average Common Shares Outstanding

2003 $ 12,148 12,148 (12,148) (12,148) 3,139,167 $ 3,127,019 $ 4.77 $ (0.02) $ 4.79 655,798	2002 $ $ $ 89,211

See accompanying notes to consolidated financial statements

F 3

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HURON VENTURES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
FOR THE TWO YEAR PERIOD ENDED JUNE 30, 2003
Preferred shares	Preferred Shares Amount	Common shares	Common Shares Amount	Additional Paid in Capital	Accumulated Deficit	Total

Balance at
July 1,
2001, as
restated
(Note E)
Net loss
Balance at
June 30,
2002
Common
shares
issued on
May 7,
2003 in
exchange
for cash at
$.05 per
share
Common
shares
issued on
May 7,
2003 in
exchange
for
previously
incurred
debt at
$0.05 per
share
Net income
Balance at
June 30,
2003

600 600 600	$ $	89,211 89,211 430,000 6,462,993 6,982,204	$ 9 9 43 646 $ 698	$5,905,793 5,905,793 21,457 322,504 $6,249,754	$(9,360,132) (9,360,132) 3,127,019 $(6,233,113)	$(3,454,330) (3,454,330) 21,500 323,150 3,127,019 $ 17,339

See accompanying notes to consolidated financial statements

F 4

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HURON VENTURES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30,
2003	2002

Cash flows from operating activities:
Net loss from continuing operations
Adjustments to reconcile net income to net cash:
Income from disposal of discontinued operations, net
Common stock exchanged for previously incurred debt
Change in:
Accounts payable
Net liabilities discontinued operations, net
Net cash (used in) from operating activities

Cash flows from investing activities:
Proceeds from sale of assets, net
Cash disposed of in connection with sale of discontinued operations
Net cash provided by investing activities
Cash flows (used in)/provided by financing activities:
Proceeds from issuance of common stock, net
Net cash provided by financing activities

Net increase in cash and cash equivalents

Cash and cash equivalents at July 1

Cash and cash equivalents at June 30

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest
Cash paid during the period for taxes
Common stock issued in exchange for previously incurred debt
Liabilities disposed of in disposition of business, net
Cash received in disposition of business

$ (12,148) 3,139,167 323,150 2,661 (3,462,317) (9,487) 20,000 (12,013) 7,987 21,500 21,500 20,000 $ 20,000 $ 323,150 3,131,180 20,000	$ $ $

See accompanying notes to consolidated financial statements

F 5

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HURON VENTURES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

NOTE A SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Business and Basis of Presentation

Huron Ventures, Inc. (the "Company") was formed on March 29, 2003 under the laws of the State of Delaware. The Company is inactive with no significant operations and is seeking to merge or acquire an interest in business opportunities. The Companys predecessor, Calypso Enterprises, Inc. ("CEI"), was incorporated under the laws of the State of Delaware in March, 1997. CEI, formerly known as Americlean, Inc., operated a dry clean supply distribution business from its inception until December 2000 through its wholly owned subsidiaries, Boggs & Company, Inc. and JKG Group, Inc. In December 2000, CEIs principal lender foreclosed on substantially all of its assets and CEI ceased operations. From the foreclosure through June 2003 CEI was an inactive company with no significant operations.

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, CEI and Calypso Merger, Inc. Significant intercompany transactions have been eliminated in consolidation.

Advertising

The Company will recognize advertising expenses in accordance with SOP 93 7 "Reporting on Advertising Costs." The Company did not incur advertising costs during the years ended June 30, 2003 and 2002.

Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Property and Equipment

For financial statement purposes, property and equipment will be depreciated using straight line method over their estimated useful lives (five years for furniture, fixtures and equipment). The straight line method of depreciation is also used for tax purposes.

Concentrations of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

F 6

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HURON VENTURES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

NOTE A SUMMARY OF ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Long Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (SFAS 144). The Statement requires that long lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break even operating results over an extended period. The Company evaluates the recoverability of long lived assets based upon forecasted undisconted cash flows. Should an impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. SFAS No. 144 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Comprehensive Income

The Company does not have any items of comprehensive income in any of the periods presented.

Net Loss Per Share

The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings (loss) per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrants will be excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material.

F 7

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HURON VENTURES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

NOTE A SUMMARY OF ACCOUNTING POLICIES (continued)

Stock Based Compensation

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS No. 148"), "Accounting for Stock Based Compensation Transition and Disclosure an amendment of SFAS 123." This statement amends SFAS No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Companys stock at the date of the grant over the exercise price of the related option. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial reports for the year ended June 30, 2003 and will adopt the interim disclosure provisions for its financial reports for the quarter ended September 30, 2003.

Foreign Currency Translation

The Company translates the foreign currency financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities are translated at current exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component in stockholders equity. Foreign currency transaction gains and losses are included in the consolidated statement of operations.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long Lived Assets" (SFAS No. 143), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (SFAS No. 144) in August and October 2001, respectively.

SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interest method. The adoption of SFAS No. 141 had no material impact on the Companys consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 142. Under the new rules, the Company will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write downs to be included in results from operations may be necessary. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

F 8

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HURON VENTURES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

NOTE B DISPOSAL OF DISCONTINUED OPERATIONS

On June 15, 2003, the Company sold CEI, its wholly owned subsidiary, to an unrelated third party in exchange for $ 20,000. At the time of the sale, CEI had no material assets, substantial liabilities, negative book value and had not operated since December 2000. Net current liabilities consisted of third party accounts payable and accrued expenses incurred in connection with the subsidiaries dry cleaning supply distribution business. As a result of the sale, the Company de recognized the $ 3,454,330 of unpaid and previously recorded liabilities. Accordingly, the Company recorded a net gain of $ 3,139,167 during the year ended June 30, 2003 in connection with the disposal of CEI.

NOTE C INCOME TAXES

Financial Accounting Standards No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reserve. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At June 30, 2003, the Company has available for federal income tax purposes a net operating loss carry forward of approximately $ 2,200,000, expiring the year 2018, that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits will not be realized. Due to significant changes in the Companys ownership, the Companys future use of its existing net operating losses may be limited.

Components of deferred tax assets at June 30, 2003 and 2002 are as follows:
Non Current: Net Operating Loss carryforward Valuation Allowance Net Deferred tax asset	$ 2,200,000 (2,200,000) $

NOTE D COMMITMENTS AND CONTINGENCIES

Lease Commitment

Beginning in July 2003, the Company has entered into a month to month agreement for the use and continuous access to office facilities in exchange for $ 150 per month.

Litigation

The Companys formerly owned subsidiary, CEI, and its wholly owned subsidiaries are subject to legal proceedings and claims which arose from the ordinary course of its business. The Companys management believes that the final disposition of such matters will not have material adverse effect on its financial position, results of operations or liquidity.

F 9

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HURON VENTURES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

NOTE E CAPITAL STOCK

The Company has authorized 50,000,000 shares of common stock , with a par value of $.0001 per share. The Company has also authorized 5,000,000 shares of preferred stock, with a par value of $.0001 per share.

The Companys predecessor, CEI (formerly known as Americlean, Inc.), operated a dry clean supply distribution business from its inception until December 2000 through its wholly owned subsidiaries, Boggs & Company, Inc. and JKG Group, Inc. In December 2000, CEIs principal lender foreclosed on substantially all of its assets and CEI ceased operations. From the foreclosure through June 2003 CEI was an inactive company with no significant operations.

In October 2001, the Companys Board of Directors approved a one (1) share for seventy five (75) share reverse stock split. The accompanying financial statements have been restated to give effect for the reverse split and the issuance of the shares of the Companys common stock in exchange for previously incurred debt.

In May 2003, the Company issued to an entity controlled by the Companys President and principal shareholder 6,462,993 shares of the Companys common stock in exchange for previously incurred debt of $ 323,150. The common stock issued was valued at $.05 per share, which represents the fair value of the debt discharged and did not differ materially from the fair value of the stock issued.

Also in May 2003 the Company issued a total of 430,000 shares of common stock in a private placement to an entity controlled by the Companys President and principal shareholder in exchange for $ 21,500, net of costs and fees.

In May 2003, CEI formed the Company as its wholly owned subsidiary, and the Company in turn formed Calypso Merger, Inc. ("CMI") as its wholly owned subsidiary.

In June 2003, CEI merged with CMI, with CMI being the surviving entity. In consideration for the merger between CEI and CMI, holders of CEI common stock and preferred stock received, respectively, one share of common stock of the Company for each one share of common stock of CEI, and one share of preferred stock of the Company for each one share of preferred stock of CEI. As a result of the merger, 6,982,204 shares of CEI common stock and 600 shares of CEI Preferred Stock were converted, respectively, into 6,982,204 shares of common stock and 600 shares of Preferred Stock of the Company, the surviving entity. The common stock and preferred stock issued in the merger have the same rights and preferences as the common stock and preferred stock converted. Ownership and management as a result of the merger remained the same.

As of June 30, 2003, there are 6,982,204 shares of common stock and 600 shares of preferred stock outstanding, the latter designated as Series A Convertible Preferred Stock. Each share of preferred stock may be converted into shares of the Companys common stock, at any time, on the basis of one share of preferred stock for that number of shares of common stock equal to $ 1,000 divided by the average closing bid price of the Companys common stock for the five trading days immediately prior to the date of conversion, less a 25% discount. The preferred stock does not pay dividends and carries no dividend or voting rights.

F 10

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HURON VENTURES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

NOTE F STOCK OPTIONS AND WARRANTS

Employee Stock Options

The following table summarizes the changes in options outstanding and the related prices for the shares of the Companys common stock issued to employees of the Company under a non qualified employee stock option plan.

Options Outstanding				Options Exercisable
Exercise Prices $ 300.00	Number Outstanding 1,392	Weighted Average Remaining Contractual Life (Years) 7.5	Weighted Average Exercise Price $ 300.00	Number Exercisable 1,392	Weighted Average Exercise Price $ 300.00

Transactions involving stock options issued to employees are summarized as follows:

Outstanding at July 1, 2001 Granted Exercised Canceled or expired Outstanding at June 30, 2002 Granted Exercised Canceled or expired Outstanding at June 30, 2003	Number of Shares 1,392 1,392 1,392	Weighted Average Price Per Share $300 300 $ 300

NOTE G RELATED PARTY TRANSACTIONS

In May 2003, the Company issued to an entity controlled by the Companys President and principal shareholder 6,462,993 shares of the Companys common stock in exchange for previously incurred debt of $ 323,150. The common stock issued was valued at $.05 per share, which represents the fair value of the debt discharged and did not differ martially from the fair value of the stock issued. Also in May 2003 the Company issued a total of 430,000 shares of common stock in a private placement to an entity controlled by the Companys President and principal shareholder in exchange for $ 21,500, net of costs and fees.

F 11

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HURON VENTURES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

NOTE H NET INCOME PER SHARE

The following table presents the computation of basic and diluted income per share:

Income available to common shareholders Basic and fully diluted loss per share Weighted average common shares outstanding	Year Ended June 30,
	2003 $ 3,127,019 $ 4.77 655,798	2002 $ $ 89,211

Net income per share is based upon the weighted average of shares of common stock outstanding. In October 2001, a one (1) for seventy five (75) reverse stock split of the Companys common stock was effected (See Note E). Accordingly, all historical weighted average share and per share amounts have been restated to reflect the reverse stock split.

NOTE I GOING CONCERN

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements the Company has incurred losses from operations from its inception. This factor among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Companys existence dependent upon managements ability to develop profitable operations and resolve its liquidity problems. The Company is inactive with no significant operations and is seeking to merge or acquire an interest in business opportunities. Management anticipates the Company will improve its liquidity through the additional equity investment in the Company. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

In order to improve the Companys liquidity, the Company is actively pursuing additional equity financing through discussion with investment bankers and private investors. There can be no assurance the Company will be successful in its effort to secure additional equity financing.

If operations and cash flow improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that managements actions will result in profitable operations or the resolution of its liquidity problems.

F 12

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PART III

ITEM 1. INDEX TO EXHIBITS

Copies of the following documents are filed with this Registration Statement on Form 10 SB as exhibits.

Exhibit Number 3.1 3.2 10.1 10.2 99.1

Description

Certificate of Incorporation of Huron Ventures, Inc.
By Laws of Huron Ventures, Inc.
Agreement and Plan of Merger between Huron Ventures, Inc., Calypso Enterprises, Inc. and Calypso Merger, Inc.
Transfer and Assignment Agreement between Huron Ventures, Inc. and Osaka Chemical Corp. dated June 15, 2003.
Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

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SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HURON VENTURES, INC.

Date: September 4, 2003

"Eric Boehnke"
By: Eric Boehnke, President, Chief Financial Officer,
Secretary and Director

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CERTIFICATION

I, Eric Boehnke, certify that:

1. I have reviewed this report on Form 10 SB of Huron Ventures, Inc.;

2. Based on my knowledge, this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, result of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrants other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a 14 and 15d 14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by the others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrants disclosure controls and procedures as of a date within 90 days prior to the filing dated of this report (the "Evaluation Date"); and

c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrants other certifying officers and I disclosed, based on our most recent evaluation, to the registrants auditors and the audit committee of registrants board of directors (or persons performing the equivalent functions);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants ability to record, process, summarize and report financial data and have identified for the registrants auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants internal controls; and

6. The registrants other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: September 4, 2003

"Eric Boehnke"
Eric Boehnke
President

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CERTIFICATION

I, Eric Boehnke, certify that:

1. I have reviewed this report on Form 10 SB of Huron Ventures, Inc.;

2. Based on my knowledge, this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, result of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrants other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a 14 and 15d 14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by the others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrants disclosure controls and procedures as of a date within 90 days prior to the filing dated of this report (the "Evaluation Date"); and

c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrants other certifying officers and I disclosed, based on our most recent evaluation, to the registrants auditors and the audit committee of registrants board of directors (or persons performing the equivalent functions);

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants ability to record, process, summarize and report financial data and have identified for the registrants auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants internal controls; and

6. The registrants other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: September 4, 2003

"Eric Boehnke"
Eric Boehnke
Chief Financial Officer

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